FILE NO. 82-5078

RECEIVED
2004 APR 19 A 10:03
OFFICE OF INTERNATIONAL CORPORATE FINANCE

(Translation)

THE 52ND BUSINESS YEAR

BRIEF SETTLEMENT OF ACCOUNTS FOR THE THIRD QUARTER OF THE YEAR ENDING MARCH 31, 2004

(from April 1, 2003 to December 31, 2003)

04024407

SUPPL

FUNAI ELECTRIC CO., LTD.

dlw 4/19

(Translation)

February 5, 2004
FUNAI ELECTRIC CO., LTD.

SUMMARY OF OPERATING RESULTS FOR THE THIRD QUARTER OF THE YEAR ENDING MARCH 31, 2004 (CONSOLIDATED)

	The Third Quarter of the Year Ending March 31, 2004 (From April 1, 2003 to December 31, 2003)		The Third Quarter of the Year Ended March 31, 2003 (From April 1, 2002 to December 31, 2002)		Rate of increase or decrease
Net sales	¥247,133 million	100.0%	¥254,277 million	100.0%	(2.8%)
Operating income	¥28,374 million	11.5%	¥29,345 million	11.5%	(3.3%)
Ordinary income	¥26,343 million	10.7%	¥28,471 million	11.2%	(7.5%)
Income before income taxes, etc.	¥25,691 million	10.4%	¥26,242 million	10.3%	(2.1%)
Net income	¥18,475 million	7.5%	¥19,409 million	7.6%	(4.8%)
Net income per share	¥524.14		¥544.14		
Fully diluted earnings per share	¥522.31		¥542.00		

(Notes) 1. The Company has 12 consolidated subsidiaries and two equity method companies.

2. These accounts were not subjected to audit by the Account Auditors of the Company.

February 5, 2004

BRIEF STATEMENT OF ACCOUNTS FOR THE THIRD QUARTER OF THE YEAR ENDING MARCH 31, 2004 (CONSOLIDATED)

Name of listed company:	FUNAI ELECTRIC CO., LTD. (URL http://www.funai.co.jp)
Code number:	6839
Listing exchange:	Tokyo Stock Exchange, First section and Osaka Securities Exchange, First section
Representative:	Tetsuo Funai President and Representative Director
Inquiries to be directed to:	Toshihiko Morita General Manager of Administration Tel. (072) 870-4304

1. Matters concerning the preparation of the brief quarterly statements of accounts:

   1) Differences in the accounting method from the most recent business year on a consolidated basis: None.

   2) Changes in the scope of consolidation and the application of equity method:

Consolidated subsidiary	(inclusion):	0 company
Consolidated subsidiary	(exclusion):	0 company
Equity method company	(inclusion):	0 company
Equity method company	(exclusion):	0 company

2. Summary of the operating results for the third quarter of the year ending March 31, 2004 (from April 1, 2003 to December 31, 2003):

(1) Progress of consolidated operating results

(Each amount is shown by rounding any fraction of a million yen downward.)

	Third quarter ended December 31, 2003	Third quarter ended December 31, 2002	(For reference) Year ended March 31, 2003
Net sales	¥247,133 million (2.8%)	¥254,277 million -	¥331,463 million 40.0%
Operating income	¥28,374 million (3.3%)	¥29,345 million -	¥35,121 million 76.9%
Ordinary income	¥26,343 million (7.5%)	¥28,471 million -	¥33,861 million 49.0%
Net income	¥18,475 million (4.8%)	¥19,409 million -	¥19,296 million 71.8%
Net income per share	¥524.14	¥544.14	¥540.59
Fully diluted earnings per share	¥522.31	¥542.00	538.65

(Note) The percentages in the items of net sales, operating income, etc. indicate the rates of increase or decrease from the corresponding period of the previous business year.

[Qualitative information on the progress of consolidated operating results, etc.]

During the third quarter of the business year under review, the world economy remained strong, led by the U.S. economy where corporate earnings and private spending ran in high gear.

In our electronics industry, there was a shift in growing evidence from analogue products to digital products as the market for digital products, such as DVD-related products and digital still cameras, rapidly expanded. In the meantime, price competition intensified as Chinese manufacturers gained power and the industry was faced with a severe condition.

Under these circumstances, for the third quarter of the business year of the Company under review, on a consolidated basis, net sales amounted to ¥247,133 million (down 2.8% from the corresponding period of the previous business year).

By product category, with regard to audiovisual equipment, sales quantities of DVD players and their related products increased, while sales quantities of analogue products, including VCRs and combination TV/VCRs, declined substantially due to the contracting market. Consequently, net sales of audiovisual equipment amounted to ¥170,727 million (down 12.6%).

Net sales of information and communication equipment amounted to ¥52,553 million (up 75.4%) as orders received for all-in-one (or scanner/copier combination) ink-jet printers expanded, specifically, as a result of closer cooperation with OEM customers.

Net sales of others, including electronic equipment related to receivers, amounted to ¥23,851 million (down 17.8%).

With regard to income, operating income amounted to ¥28,374 million (down 3.3%), while the percentage of operating income to net sales was 11.5%, same with the corresponding period of the previous business year. Ordinary income amounted to ¥26,343 million (down 7.5%) as the Company registered exchange losses due to the stronger yen. Net income amounted to ¥18,475 million (down 4.8%).

(2) Movement in consolidated financial positions:

	Third quarter ended December 31, 2003	Third quarter ended December 31, 2002	(For reference) Year ended March 31, 2003
Total assets:	¥218,658 million	¥212,799 million	¥196,865 million
Stockholders' equity	¥142,010 million	¥135,005 million	¥128,648 million
Ratio of stockholders' equity to total assets:	64.9%	63.4%	65.3%
Stockholders' equity per share:	¥4,029.88	¥3,826.23	¥3,644.70

[Qualitative information on the movement in consolidated financial positions, etc.]

The financial position for the third quarter of the business year under review was as follows:

Total assets increased by ¥21,792 million from the end of the previous business year, while stockholders' equity increased by ¥13,361 million. As a result, the ratio of stockholders' equity to total assets decreased by 0.4 points to 64.9%. Total assets increased principally due to an increase of ¥19,407 million in trade accounts receivable.

Liabilities increased by ¥8,373 million, principally due to an increase of ¥8,494 million in trade accounts payable.

3. Forecast of consolidated operating results for the year ending March 31, 2004 (from April 1, 2003 to March 31, 2004):

	Full-year period
Net sales	¥331,800 million
Ordinary income	¥31,600 million
Net income	¥22,100 million
Net income per share	¥625.23

[Qualitative information on the forecast of consolidated operating results]

The world economy is expected to remain strong in the future. To forecast the Company's operating results, sales of DVD-related products and ink jet printers increased favorably in the United States, specifically and the operating results for the third quarter of the business year under review proved slightly better than the forecast. With regard to the whole-year operating results, no amendment has been made to the forecast publicized upon the announcement of the interim settlement of accounts (on November 12, 2003), in consideration of the effects of lower product prices and foreign currency risks.

(Note) The forecast of the operating results is made based on information available at the present time and involves risks and uncertainties. Actual results may differ from those mentioned above as a result of various factors, including changes in the economic conditions in the United States (our major market) and elsewhere overseas and abrupt fluctuations in product prices.

(1) (CONDENSED) CONSOLIDATED BALANCE SHEETS

(million yen)

	Third quarter ended December 31, 2003 (As of December 31, 2003)		Third quarter ended December 31, 2002 (As of December 31, 2002)		Year ended March 31, 2003 (As of March 31, 2003)	
	Amount	%	Amount	%	Amount	%
ASSETS:						
Current assets:	169,311	77.4	164,185	77.2	154,653	78.6
Cash and deposits	88,094		79,021		92,527	
Trade notes and trade accounts receivable	53,633		46,088		34,226	
Inventories	22,428		33,359		20,295	
Others	5,154		5,716		7,603	
Fixed assets:	49,346	22.6	48,614	22.8	42,212	21.4
Tangible fixed assets	14,581	6.7	14,837	7.0	13,966	7.1
Intangible fixed assets	1,198	0.5	1,346	0.6	1,193	0.6
Investments and other assets	33,566	15.4	32,429	15.2	27,052	13.7
TOTAL ASSETS	218,658	100.0	212,799	100.0	196,865	100.0
LIABILITIES:						
Current liabilities:	63,474	29.0	63,859	30.0	54,471	27.7
Trade notes and trade accounts payable	39,829		44,498		31,334	
Short-term loans payable	2,634		937		1,345	
Other current liabilities	21,010		18,422		21,790	
Long-term liabilities:	12,974	6.0	13,702	6.5	13,604	6.9
Long-term loans payable	6,777		7,732		7,566	
Other long-term liabilities	6,197		5,970		6,038	
TOTAL LIABILITIES	76,449	35.0	77,562	36.5	68,075	34.6
Minority interests:						
Minority interests	198	0.1	232	0.1	141	0.1
STOCKHOLDERS' EQUITY:						
Common stock	30,810	14.1	30,797	14.5	30,806	15.6
Additional paid-in capital	32,336	14.8	32,324	15.2	32,332	16.4
Retained earnings	92,474	42.3	80,582	37.9	74,771	38.0
Revaluation difference of other securities	2,515	1.1	(427)	(0.2)	318	0.2
Foreign exchange translation adjustment	(6,117)	(2.8)	983	0.4	(325)	(0.2)
Treasury stock	(10,009)	(4.6)	(9,253)	(4.4)	(9,253)	(4.7)
TOTAL STOCKHOLDERS' EQUITY	142,010	64.9	135,005	63.4	128,648	65.3
TOTAL LIABILITIES, MINORITY INTERESTS AND STOCKHOLDERS' EQUITY	218,658	100.0	212,799	100.0	196,865	100.0

(2) (CONDENSED) CONSOLIDATED STATEMENTS OF INCOME

(million yen)

	Third quarter ended December 31, 2003 (from April 1, 2003 to December 31, 2003)		Third quarter ended December 31, 2002 (from April 1, 2002 to December 31, 2002)		Rate of increase or decrease
	Amount	%	Amount	%	%
Net sales	247,133	100.0	254,277	100.0	(2.8)
Cost of sales	189,224	76.6	195,311	76.8	(3.1)
Selling, general and administrative expenses	29,534	11.9	29,620	11.7	(0.3)
Operating income	**28,374**	**11.5**	**29,345**	**11.5**	**(3.3)**
Non-operating income:	1,314	0.5	1,240	0.5	6.0
Non-operating expenses:	3,345	1.3	2,114	0.8	58.2
Ordinary income	**26,343**	**10.7**	**28,471**	**11.2**	**(7.5)**
Special income	407	0.1	419	0.1	(2.8)
Special loss	1,059	0.4	2,648	1.0	(60.0)
Income before income taxes, etc.	25,691	10.4	26,242	10.3	(2.1)
Corporate, inhabitant and enterprise taxes	7,145	2.9	6,761	2.7	5.7
Minority interests	70	0.0	71	0.0	(1.4)
Net income for the third quarter of the year	**18,475**	**7.5**	**19,409**	**7.6**	**(4.8)**

(3) BREAKDOWN OF NET SALES BY PRODUCT CATEGORY AND AREA

(million yen)

		Third quarter ended December 31, 2003 (from April 1, 2003 to December 31, 2003)		Third quarter ended December 31, 2002 (from April 1, 2002 to December 31, 2002)		Rate of increase or decrease
Product category:			%		%	%
Audiovisual equipment		170,727	69.1	195,304	76.8	(12.6)
Information and communication equipment		52,553	21.3	29,967	11.8	75.4
Others		23,851	9.6	29,005	11.4	(17.8)
Total		**247,133**	**100.0**	**254,277**	**100.0**	**(2.8)**
Area:						
Japan		30,061	12.2	38,349	15.1	(21.6)
Export:	North America	161,782	65.5	174,167	68.5	(7.1)
	Europe	33,103	13.4	24,075	9.5	37.5
	Asia	11,510	4.6	10,899	4.3	5.6
	Other areas	10,675	4.3	6,783	2.6	57.4
	Sub-total	217,071	87.8	215,927	84.9	0.5
Total		**247,133**	**100.0**	**254,277**	**100.0**	(2.8)

(Note) Main products of each product category:

Product category	Main products
Audiovisual equipment	VCRs, combination TV/VCRs, television sets and DVD players
Information and communication equipment	Printers, facsimile machines and Internet information terminal units
Others	Electronic equipment related to receivers

(For reference) Recent Quarterly Operating Results

Year ending March 31, 2004 (Consolidated)

(million yen)

	First quarter (from April 1 to June 30, 2003)	Second quarter (from July 1 to September 30, 2003)	Third quarter (from October 1 to December 31, 2003)	Fourth quarter (from January 1 to March 31, 2004)
Net sales	63,402	91,636	92,094	-
Gross profit on sales	16,035	20,971	20,901	-
Operating income	7,470	10,821	10,081	-
Ordinary income	7,398	9,393	9,551	-
Income before income taxes, etc.	7,348	8,748	9,593	-
Net income	4,074	6,913	7,486	-
Net income per share (yen)	115.53	196.21	212.46	-
Fully diluted earnings per share (yen)	115.20	195.40	211.49	-
Total assets	207,853	235,373	218,658	-
Stockholders' equity	131,813	140,900	142,010	-
Stockholders' equity per share (yen)	3,741.21	3,998.39	4,029.88	-

Year ended March 31, 2003 (Consolidated)

(million yen)

	First quarter (from April 1 to June 30, 2002)	Second quarter (from July 1 to September 30, 2002)	Third quarter (from October 1 to December 31, 2002)	Fourth quarter (from January 1 to March 31, 2003)
Net sales	67,080	96,630	90,565	77,186
Gross profit on sales	18,045	20,912	20,007	14,881
Operating income	7,916	10,690	10,738	5,776
Ordinary income	5,326	11,848	11,296	5,390
Income before income taxes, etc.	5,276	10,744	10,221	(1,039)
Net income	3,523	8,487	7,398	(113)
Net income per share (yen)	97.94	237.41	209.67	(5.01)
Fully diluted earnings per share (yen)	97.54	236.51	208.85	-
Total assets	212,822	209,111	212,799	196,865
Stockholders' equity	129,608	120,420	135,005	128,648
Stockholders' equity per share (yen)	3,601.65	3,412.84	3,826.23	3,644.70

(Note) Fully diluted earnings per share for the fourth quarter are not stated as the Company recorded a net loss per share for the fourth quarter.

- END -

FILE NO. 82-5078

(Translation)

Press Release **FUNAI**

February 27, 2004

Dear Sirs:

FUNAI ELECTRIC CO., LTD.

Name of the Representative: Tetsuro Funai
President and
Representative Director

(Code No. 6839; The 1st Sections of the Tokyo Stock Exchange and the Osaka Securities Exchange)

Person to contact: Toshihiko Morita
General Manager of
Administration
(Tel: 072-870-4304)

Notice of Dissolution of Subsidiary

It is hereby notified that a decision to dissolve one of our consolidated subsidiaries, Daisho Electronics Co., Ltd. on February 27, 2004 was adopted at its special shareholder's meeting on the same date.

1. Reason of Dissolution

Daisho Electronics Co., Ltd. has been broadening the development, manufacture and sale of small electric motors. However, the business environment around the company is increasingly getting tougher.

After having serious considerations on the future directions of the business in a variety of angles, we made the decision on the dissolution based on our judgement that it was difficult to continue business.

2. Outline of Daisho Electronics Co., Ltd.

(1) Address: 11-5, Sotokanda 4-chome, Chiyoda-ku, Tokyo, Japan

(2) President: Yukimi Hirose

(3) Establishment: June 7, 2001

(4) Business: Development, manufacture and sale of small motors

(5) Number of Employees: 29

(6) Paid-in Capital: ¥490 million

(7) Main Shareholder: 93.3 % held by Funai Electric Co., Ltd.

3. Perspective for the future

Whenever it becomes necessary to amend the forecast of Funai's operating results due to the dissolution of the subsidiary, we shall announce it immediately.

- END -